UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-15399

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1 North Field Court

Lake Forest, IL 60045

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
B. Supplemental Schedule *
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13
C. Exhibit
Item 23 Consent of Independent Registered Public Accounting Firm	14

* Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of

Packaging Corporation of America Retirement Savings Plan for Salaried Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2014.

Chicago, Illinois

June 28, 2019

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Plan’s interest in Master Trust	$920,472,308	$1,019,582,847
Notes receivable from participants	15,029,179	14,831,290
Contributions receivable:
Company	1,119,781	1,017,331
Participant	1,233,518	1,153,360

Total assets	937,854,786	1,036,584,828

Liabilities
Administrative expenses payable	260,885	184,403

Net assets available for benefits	$937,593,901	$1,036,400,425

See accompanying Notes to Financial Statements.

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018
Additions (reductions) to net assets attributed to:
Net investment loss from Master Trust	$(93,048,152)
Interest income from notes receivable from participants	556,334
Contributions:
Participants	37,483,589
Company	30,599,530
Rollover	4,250,608

Total contributions	72,333,727

Deductions from net assets attributed to:
Benefits paid to participants	(77,704,548)
Administrative expenses	(943,885)

Total deductions	(78,648,433)

Net decrease	(98,806,524)
Net assets available for benefits:
Beginning of year	1,036,400,425

End of year	$937,593,901

See accompanying Notes to Financial Statements.

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements

December 31, 2018 and 2017

1. Description of the Plan

The following description of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees (the “Plan”) provides general information. The Plan Sponsor is Packaging Corporation of America (the “Company” or PCA”). Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established on February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan. The Benefits Administration Committee is responsible for the oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Both committees are appointed by the Board of Directors of the Company.

Alight, formerly Aon Hewitt, is the Plan’s record keeper. Northern Trust is the Plan’s trustee and custodian. The Pavilion Advisory Group is the investment advisor to the Plan. On May 1, 2018, Pavilion became a §388 investment advisor.

In 2018, PCA acquired Englander Container and Display but did not acquire their plan assets and did not allow rollovers into the PCA Plans.

On January 1, 2017, the Boise Paper Holdings, LLC Savings Plan merged into the Packaging Corporation of America Retirement Savings Plan for Salaried Employees, and participant balances were transferred into the Plan during January 2017.

In 2017, PCA acquired Sacramento Container Corporation, Northern Sheets, LLC, and Central California Sheets, LLC (collectively referred to as “Sacramento Container”) but did not acquire their plan assets. Participants were allowed to rollover 401(k) account balances and loans into the Plan.

During 2016, the Company acquired TimBar Corporation and Columbus Container, Inc. A portion of the TimBar Packaging & Display 401(k) and the Columbus Container, Inc. 401(k) Profit Sharing Plan merged into the Plan on January 1, 2017 and April 1, 2017, respectively, and participant balances were transferred into the Plan during January 2017 and April 2017, respectively.

Contributions

Upon hire, participants may contribute between 1% and 50% of annual pretax compensation, as defined, with such contributions limited to $18,500 and $18,000 in 2018 and 2017, respectively, for employees under age 50 and $24,500 and $24,000 in 2018 and 2017, respectively, for employees age 50 and older. Participants may also roll over qualifying distributions from other qualified plans.

After six months the Company matches participant pretax contributions on the following basis:

•	The first 4% of pretax contributions are matched at a rate of 80%.

•	The next 4% of pretax contributions are matched at a rate of 50%.

In addition to the Company’s matching contribution, the Company also makes a retirement savings contribution to eligible employees after six months of service up to 5% of compensation based on years of service, as defined. The contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan.

Participants may make Roth contributions to the Plan, which are after-tax contributions whose earnings are not taxable upon qualified distribution. Total 2018 employee contributions, both before-tax and Roth after-tax, cannot exceed $18,500 for employees under age 50 and $24,500 for employees age 50 and older.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are 100% vested immediately in the value of their contributions, Company matching contributions, earnings thereon and rollovers from other qualified plans.

The Company retirement savings contribution becomes 100% vested upon completion of three years of service, or upon reaching 65 years of age, permanent disability, or death while employed by the Company. Forfeited non-vested accounts are applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan. Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the plan document.

The portion of the Plan currently invested in the PCA Common Stock Fund, and any future employee or employer contributions used to acquire PCA common stock, is invested in an Employee Stock Ownership Plan (“ESOP”). Plan participants have the ability to instruct the Plan’s trustee to distribute directly to them future cash dividends paid on shares of PCA common stock credited to their PCA common stock ESOP. The election to receive cash dividends is made through the PCA Benefits Center, and dividends will be reported as taxable income.

Benefit Payments

In the event of retirement (as defined in the Plan), death, permanent disability, or termination of employment, the vested balance in the participant’s account will generally be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in cash unless an election is made to be distributed in kind. In-service withdrawals of rollover contributions and related earnings and certain predecessor plan account balances, as defined, are available for any reason. Participants age 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and the vested value of their Company retirement savings contribution at any time. Participants who have attained the age of 59 1/2 may withdraw the entire value, or any portion thereof, of their account balance at any time. A participant’s entire account balance shall be distributed no later than April 1 following the later of the calendar year in which the participant attains age 69 or the calendar year in which the participant’s termination of employment occurs. Benefit payments are recorded when paid.

Administrative Expenses

Participant accounts are charged $20.00 per quarter for administrative expenses and paid by the Company if administrative charges exceed the amount paid by the participants.

Notes Receivable from Participants

A participant may borrow an amount up to the lesser of $50,000 or 50% of his or her vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 60 months, with principal and interest payments made primarily through payroll deductions. There may be loans that exceed the 60 month re-payment period, but only if they were transferred in from another plan, and that plan had allowed for a payment period beyond 60 months. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time prepayment of their outstanding loan balance, of which the payment can be made via personal check or money order. Participants may take up to two general purpose loans. A loan is considered in default and becomes a taxable event when a loan is not current at the end of the cure period, the quarter following the quarter in which the payment was missed.

Interest rates on loans outstanding in the Plan at December 31, 2018 ranged from 3.25% to 9.75%.

Forfeited Accounts

At December 31, 2018 and 2017, forfeited non-vested accounts totaled $336,944 and $360,342, respectively. These accounts will be used to reduce future employer contributions. In 2018, employer contributions were reduced by $335,732 for forfeited non-vested accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the Master Trust represents the Plan’s share of the Master Trust’s investments stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the provisions of the plan document deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued or Newly Adopted Accounting Standards

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting. This update requires the Plan’s interest in the Master Trust, and any change in that interest, to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. This update also requires the Plan to disclose the dollar amount of its investments measured at fair value by general type of investment and the investments and other assets and liabilities of the Master Trust, as well as the dollar amount of its interest in these balances. The ASU is effective for fiscal years beginning after December 15, 2018, and the updates in this ASU would need to be applied on a retrospective basis. The adoption of this standard is not expected to have a material impact on the Plan’s financial statements or related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain disclosure requirements and adds additional requirements to improve the usefulness of the fair value measurement disclosure for financial statement users. The ASU is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. Certain amendments of ASU 2018-13 are required to be applied prospectively for the first interim period of the initial year of adoption. All other amendments need to be applied retrospectively. The Company is currently evaluating the impact of the new guidance.

There were no other accounting standards recently issued that had or are expected to have a material impact on the Plan’s financial statements and associated disclosures.

3. Master Trust

The Master Trust includes assets of the Plan, the Packaging Corporation of America Thrift Plan for Hourly Employees, and the Boise Paper Holdings L.L.C. Retirement Savings Plan. All of the Plan’s investments are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s separate interest in the Master Trust. At December 31, 2018 and 2017, the Plan’s interest in the net assets of the Master Trust at fair value was 56.8% and 58.3%, or $920,472,308 and $1,019,582,847, respectively.

The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below.

	December 31, 2018	Plan’s Percentage Interest	December 31, 2017	Plan’s Percentage Interest
Assets:
Mutual funds	$241,879,447	64.4%	$247,977,112	65.3%
Self-directed brokerage accounts	29,123,339	50.3	33,277,291	46.9
Common collective trust funds	759,777,878	55.4	788,970,639	56.0
Company common stock fund	151,911,992	80.1	213,673,149	80.9
Target date funds	408,698,086	46.0	428,195,747	47.4
Short-term investment funds	29,392,361	66.5	36,984,930	65.6

Total assets at fair value	$1,620,783,103	56.8%	$1,749,078,868	58.3%

Investment loss for the Master Trust was as follows:

Year Ended December 31, 2018
Interest income	$1,959,408
Dividends	7,203,239
Other income	1,710,887
Net realized and unrealized depreciation in fair value of investments	(155,454,864)

Total investment loss	$(144,581,330)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds: Valued at the daily closing price reported by the funds. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish daily net asset values (“NAV”) and to transact at that price. The mutual funds held by the Plan are considered actively traded.

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Company common stock fund: Valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). The Company common stock fund is approximately 98% invested in Company common stock and 2% invested in the short-term investment fund.

Target date funds: Valued at the NAV provided by the Trustee. NAV is a readily determinable fair value of the underlying assets and is the basis for current transactions.

Common collective trust funds: Valued at the NAV provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Plan has no contractual obligations to further invest in the funds.

Short-term investment funds: Valued at NAV, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Master Trust investments:
Mutual funds	$241,879,447	$—	$—	$241,879,447
Self-directed brokerage	29,123,339	—	—	29,123,339
Company common stock fund	151,911,992	—	—	151,911,992
Short-term investment funds	—	29,392,361	—	29,392,361
Target date funds	—	408,698,086	—	408,698,086
Common collective trust funds	—	759,777,878	—	759,777,878

Total Master Trust investments	$422,914,778	$1,197,868,325	$—	$1,620,783,103

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Master Trust investments:
Mutual funds	$247,977,112	$—	$—	$247,977,112
Self-directed brokerage	33,277,291	—	—	33,277,291
Company common stock fund	213,673,149	—	—	213,673,149
Short-term investment funds	—	36,984,930	—	36,984,930
Target date funds	—	428,195,747	—	428,195,747
Common collective trust funds	—	788,970,639	—	788,970,639

Total Master Trust investments	$494,927,552	$1,254,151,316	$—	$1,749,078,868

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 2, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to federal income tax examinations for years prior to 2015.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$937,593,901	$1,036,400,425
Amounts allocated to withdrawn participants	(86,053)	(557,785)

Net assets available for benefits per the Form 5500	$937,507,848	$1,035,842,640

The following is a reconciliation of net decrease per the financial statements to Form 5500:

Year ended December 31, 2018
Total net decrease per the financial statements	$(98,806,524)
Amounts allocated to withdrawing participants at December 31, 2017	557,785
Amounts allocated to withdrawing participants at December 31, 2018	(86,053)

Total net decrease per the Form 5500	$(98,334,792)

8. Transactions with Parties-in-Interest

Under ERISA rules related to 401(k) plans, transactions with related parties of the Plan such as a sponsor, administrator, trustee, acquired entities by the Plan sponsor, or participant are considered either exempt or non-exempt from ERISA prohibited transaction provisions. Non-exempt transactions are subject to penalty taxes.

The Plan invests in the common stock of the Company through a common stock fund. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2018, the Plan received $4,356,677 in common stock dividends on 1,452,226 shares from the Company.

The Plan’s record keeper, trustee, custodian and investment advisor described in Note 1 are each a party-in-interest to the Plan as defined by ERISA. KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest.

9. Subsequent Events

The Plan has evaluated subsequent events after the Statement of Net Assets Available for Plan Benefits date through June 28, 2019, the date that the financial statements were issued.

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN 36-4277050 Plan 002

December 31, 2018

*Plan’s interest in Master Trust	$920,472,308

Notes Receivable from Participants	Rate of Interest	Maturity	Cost	Current Value
*Various (1,606 loans to 1,094 participants)	3.25%-9.75%	Maturity dates through August 31, 2026	$0	$15,029,179

Total Assets (Held at End of Year)				$935,501,487

*	Denotes a party-in-interest to the Plan as defined by ERISA

See accompanying report of independent registered public accounting firm.

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Retirement Savings Plan for Salaried Employees

Date: June 28, 2019	/s/ PAMELA A. BARNES
Pamela A. Barnes
Senior Vice President